Exhibit 1
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[E-Cruiter.com's Logo]

FOR IMMEDIATE RELEASE

   E-CRUITER.COM NAMES ANDREW HINCHLIFF VICE PRESIDENT, NORTH AMERICAN SALES

Former Dell Computer Corporation Canadian manager for leading Preferred Accounts business unit to drive sales strategy

OTTAWA, Ontario - November 6, 2000 - E-Cruiter.com Inc. (NASDAQ - ECRU) - an application service provider (ASP) offering leading Internet recruiting solutions - today announced the addition of Andrew Hinchliff as vice president, North American sales. Hinchliff will direct E-Cruiter.com's corporate sales strategy, leading a team of account executives and inside sales personnel, and managing channel distribution partners.

"Andrew brings to E-Cruiter.com an incredible background in sales performance," said GERRY STANTON, CEO AND CHAIRMAN OF E-CRUITER.COM. "His experience and exceptional track record will further stimulate our growth curve and deliver shareholder value."

Prior to joining E-Cruiter.com, Hinchliff was with Dell Computer Corporation (Canada). In his role as Canadian manager for one of the company's leading Preferred Accounts business units, he led the unit's unprecedented market share growth from 8 to 23 per cent in the last two years, with an average of 75 net new key account acquisitions per quarter. Hinchliff has been responsible for the $280 million Preferred Accounts business unit at Dell and also created and developed the Internet vertical for Canadian sales.

"Following serious due diligence and careful consideration I jumped at the opportunity to join E-Cruiter.com," SAID HINCHLIFF. "It became clear that E-Cruiter.com was an opportunity for me to play an integral part of a Web-based business model that is about to grow rapidly and substantially expand their market presence. I am looking forward to being a strategic part of the company's success while building true, long term client and shareholder value."

Prior to joining Dell Computer Corporation, Hinchliff worked in a number of sales management roles at both telecommunications and technology firms.

ABOUT E-CRUITER.COM INC.
E-Cruiter.com (NASDAQ: ECRU), a leading Internet recruiting application service provider (ASP), offers corporate recruiting portals that empower companies to attract, select, and retain talent more quickly and cost effectively than traditional recruiting methods.

E-Cruiter.com's corporate recruiting portals link a company's Internet career site with the entire applicant supply chain. The recruiting portal provides a central, multi-functional hiring platform to greatly enhance recruitment


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performance by harmonizing the management of all candidate sources with an
e-communications and workflow solution.

The company's expertise has driven Bell Canada, Dell Computer Corporation (Canada), SAS Institute Canada Inc., Sony Music Canada and numerous high-growth start-ups to select E-Cruiter.com's solutions. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER.


Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

For More Information Please Contact:

Sarah Spence                                Maggie O'Lett
E-Cruiter.com Inc.                          High Road Communications
Tel: 416-222-6344 ext 568.                  a Fleishman-Hillard Company
E-mail: sarahs@ecruiter.com                 Tel: 613-236-0909 ext. 314
        -------------------                 E-mail: molett@highroad.com





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